SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 27, 2002

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris - La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 27, 2002

SCOR
(Registrant)

By: A. CHNEIWEISS
General Secretary and
Group Senior Vice-President
of Group Legal Affairs

Press release
April 18, 2002

Pour toute information complémentaire, appeler :
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

Shareholders' Meeting – April 18, 2002

Jacques Blondeau chaired SCOR's Annual Shareholders' Meeting, held in Paris on Thursday April 18, 2002; all the resolutions submitted for approval were adopted.

During the meeting, the Chairman commented the strategic initiatives implemented by the Group in recent months:

- **Consolidation of its activities in growth sectors,** with its decision to withdraw completely from "Program Business" and partially from the Surety market in the United States, as well as its progressive withdrawal from the Health sector.
- **Reduction of its risk profile,** with the placement in January 2002 of a Cat Bond, Atlas Re II, and, in April 2002, of a protection for its Credit Reinsurance risks.
- **Reallocation of resources to its core business,** namely following the sale of the Group's investment in Coface and its Fulcrum business unit, respectively in March and April 2002.
- **Increase in Group shareholders' equity,** at the time of Sorema's acquisition and the creation of Irish Reinsurance Partners in July and December 2001.

The Chairman noted that, as a result of these initiatives, SCOR has the appropriate level of shareholders' equity to pursue its targets in terms of strong organic growth. He indicated, however, that in the event of a major acquisition, the Group may call on the markets.

Jacques Blondeau confirmed that, in terms of commercial development, SCOR had been able to strengthen its market shares across its different sectors of activity. He also mentioned the marked improvement in rates and underwriting conditions which have continued to prevail since the beginning of the year, particularly the April 1st renewals in Asia.

SCOR
Immeuble SCOR
1, Avenue du Général de Gaulle
92074 Paris La Défense Cedex
France

Tel +33 (0)1 46 98 70 00
Fax +33 (0)1 47 67 04 09
e-mail : scor@scor.com

RCS Nanterre B 562 033 357
Siret 562 033 357 00020
Limited company with a capital of EUR 157,191, 002

www.scor.com

In answer to different questions put forward by the shareowners, the Chairman reiterated the importance of the role of Corporate Governance at SCOR and the measures that have been in place for several years now, notably as regards:

- **Executive management's variable compensation**: varies according to the level of the Group's consolidated results. The Chairman & CEO and the President & COO therefore received no variable compensation in 2001; their total compensation was reduced by 40%.
- **Stock options**: eligible to all Group employees, stock options were allocated to 162 Managers throughout the world in 2001. The option plans are served by shares bought on the market with no dilutive effect to shareowners.
- **Directors' fees** vary according to the number of board meetings held, which amounted to nine in 2001.

SCOR

The Meeting approved the proposed dividend of EUR 0.45 per share (including a tax credit of EUR 0.15), which will be paid on May 2, 2002. Furthermore, the Chairman confirmed the Group's objective to return soon to a good level of profitability.

The full effects of these measures taken by SCOR, in a market environment that has now turned highly positive, will be progressively felt over the course of the financial year. 2002, exceptional events notwithstanding, should therefore mark a return to levels of profitability that are in line with the Group's aims.

Jacques Blondeau thanked the Group's teams for their unfailing efforts and professionalism and SCOR's shareowners for their commitment and loyalty.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Press Release

April 19, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Media Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

Appointments

Emmanuel FIERENS, 41, will be appointed Vice-President of the Group's Development Department in Paris, on August 1st, 2002.

Graduate of the Institut Catholique d'Arts et Métiers (ICAM), Institut de Contrôle de Gestion (ICG), and Institut Supérieur de Réassurance, Emmanuel Fierens joined SCOR Group in 1991 as Large Corporate Accounts underwriter within the Business Solutions Division in Paris. From 1995 to 1999, he moved to Hong Kong as Regional Manager for facultative underwriting and Large Corporate Accounts for the Asia Pacific area. In January 2000, he became Managing Director of SCOR in Japan.

Piotr NOWAKOWSKI, 40, will be appointed Managing Director of SCOR in Japan, on July 1st, 2002.

Graduate of Maria Curie Sklodowska University in Lublin, Poland (master's degree in literature), Ecole Nationale d'Administration (international cycle), and the Centre des Hautes Etudes d'Assurances (CHEA) in Paris, Piotr Nowakowski joined SCOR Group in 1995 as Property and Casualty treaty underwriter for Polish market. In 2001, he was appointed Manager of Property and Casualty in Poland, ex-Yugoslavia and the Baltic States.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Press release
May 24, 2002

For further information, please contact:
Delphine Deleval +33 (0) 1 46 98 71 64 – Press Relations
Valentine Semet +33 (0) 1 46 98 72 32 – Investor Relations

SCOR

First quarter 2002: sustained premium income growth and return to profit

"Confirming the positive trends we reported at the start of the year, SCOR registered strong business growth and a return to profit in the first quarter of 2002. We are confident of achieving our growth and earnings objectives, in light of these developments. In recent months, SCOR has embarked on several complementary initiatives to reduce its risk profile and reallocate a portion of its resources. The Group is now poised to benefit fully from the return to highly favorable market conditions."

Jacques Blondeau, Chairman and CEO

First quarter figures cannot be extrapolated to the full year due to time lags in certain writings and to features of quarterly accounting specific to reinsurance.

- **Premium income rises steeply: + 28 %**

Q1 2002 premium income rose 28% to EUR 1 434 million, against EUR 1 124 million for the corresponding period last year. These figures are in line with Group objectives, which target growth of 20% in business volumes for 2002.

in EUR million	**03/31/02**	**03/31/01**	**Change**	**12/31/01**
Property & Casualty reinsurance	677	405	+ 67%	1 876
Life and A&H reinsurance	403	378	+ 7%	1 503
Specialty reinsurance	353	341	+ 4%	1 511
Consolidated premium income	1 434	1 124	+ 28%	4 890

Property & Casualty reinsurance premium income surged 67% due to price increases across all sectors and markets, consolidation of Sorema's portfolio, integrated in July 2001, and thanks to strong business developments with Group clients.

Premium income for this business segment totaled EUR 677 million at end-March 2002, compared with EUR 405 million one year earlier.

Property & Casualty reinsurance is expected to grow by approximately 30% for full-year 2002, as forecast at the beginning of the year.

Life, A&H reinsurance premium income totaled EUR 403 million at end-March 2002 compared with EUR 378 million in Q1 2001, a rise of 7%. This apparently modest increase is due to seasonal booking of income over the year from certain large contracts.

Forecast growth for this sector remains in line with Group objectives at around 20% for 2002.

Premium income in **Specialty reinsurance** grew by 4% to EUR 353 million for the first quarter of 2002, against EUR 341 million for the corresponding period last year.

This apparent stability in fact obscures a sharp increase, + 79%, in Large Corporate Accounts, chiefly due to rate increases and significant market share gains, especially in energy and property classes.

The rapid growth in Large Corporate Accounts business witnessed in Q1 will be confirmed over 2001 as a whole.

Alternative Risk Transfer registered a decline of 54% in Q1 2002, as anticipated. Full-year premium income for this sector is expected to decrease by around 20% relative to 2001, in line with the Group's strategy of reining-in this activity in response to technical and financial conditions in the United States.

Credit & Surety business was down 38% following SCOR's selective withdrawal from the Surety market in the US and the drastic cut back in Group exposure to Credit Derivatives.

- **A sharply-improved combined ratio**

The combined ratio for all business on SCOR's books for Q1 2002 still partly reflects business written in earlier years. It is steadily improving and currently stands at 108.4%, compared with 113.5% for the same period last year and 124% for 2001 as a whole. The combined ratio expected on business written since January 1, 2002 works out to less than 100%, confirming the return to very favorable market conditions.

This ratio is expected to go on improving over the coming quarters.

- **Operating income is positive, rising EUR 74 million compared with Q1 2001.**

Operating income (before tax and goodwill depreciation) improved very sharply to EUR 19 million in the first quarter of 2002, compared with a loss of EUR 55 million for Q1 2001.

Q1 2002 Group net income totaled EUR 7 million, against a loss of EUR 24 million for the same period in 2001.

in EUR million	03/31/02	03/31/01	Change	12/31/01
Gross written premiums	1 434	1 124	+28%	4 890
Net written premiums	1 205	949	+27%	4 122
Operating income	19	(55)	ns	(461)
Group net income after tax	7	(24)	ns	(278)
Investments (marked to market)	9 862	8 302	+19%	9 605
Net technical reserves (excluding liquidity reserve)	10 568	8 585	+23%	10 398
Group shareholder's equity	1 321	1 307	ns	1 318
In EUR				
Earnings per share	0.19	(0.76)	ns	(8.18)
Earnings per share, fully diluted	0.20	(0.63)	ns	(7.13)

SCOR

- **Significant increase in cash-flow from operations: + 21% compared to 1st quarter 2001**

Cash-flow from operations amounted to EUR 125 million at end-March 2002, against EUR 103 million for the corresponding period in 2001, and EUR 10 millions for the full year 2001. This positive evolution of the cash situation, brought about by the strong business growth, should continue over the next quarters.

- **Actively managed financial resources**

The Group continued to strengthen its capital, a policy inaugurated in the second half of 2001, and, in recent months, successfully concluded several operations i.e.:

- the creation of Irish Reinsurance Partners, which boosted Group shareholders' equity;
- the issue of a USD 150 million Cat Bond (Atlas Re II) and the placing of a EUR 130 million cover (Horizon) for the Group's Credit reinsurance business, which clearly enhanced SCOR's risk profile;
- the disposal of its interest in Coface and the sale of Fulcrum's business, to be effective during the course of 2002, which will allow the Group to concentrate further on core business areas.

SCOR thus has the means to pursue its rapid growth.

- **Very positive prospects ahead**

SCOR's decisions to shift its business toward the most profitable sectors, combined with the distinctly improved underwriting terms already recorded in these classes, should enable the Group, excluding special events, to reach a satisfactory level of profitability over the next few years.

With 30 offices around the world, serving clients in over 150 countries, SCOR is France's largest reinsurer and one of the industry world leaders. Thanks to its ability to provide innovative technical and service support, the SCOR Group has built up a well balanced portfolio of Property and Casualty, Life, Accident & Health and Specialty reinsurance products and services. The Group's ratings, which include AA- from Fitch, A (Excellent) from AM Best and A+ from Standard & Poor's, reflect its financial strength and underwriting expertise. SCOR shares, which belong to the SBF 120, Bloomberg European Insurance, NEXT 150 and Dow Jones STOXX indexes, are listed in Paris and New York. SCOR has a widely diversified international shareholder base, with more than 20,000 shareholders in 64 countries.

Télécopie / Fax

A/To	**Flore YONDO** **Fax + 00 44 20 7621 0825**	
De/From	**Fabien GANDRILLE**	**Tel +33(0)1 46 98 84 32** **Fax +33(0)1 49 01 02 69** **fgandrille@scor.com**
CC		**Pages : 1/3** **Date : 30 May 2002**

SCOR

Réf. : CAVELL RENDEZ-VOUS

Bonjour Flore,

Deux autres messages, cette fois :
- de LOVELLS
- CBREINSURANCE.

Fabien GANDRILLE

SCOR
Immeuble SCOR
1, Avenue du Général de Gaulle
92074 Paris La Défense Cedex
France

Tel +33 (0)1 46 98 70 00
Fax +33 (0)1 47 67 04 09
e-mail : scor@scor.com

RCS Nanterre B 562 033 357
Siret 562 033 357 00020
Société Anonyme au Capital
de 156 886 104 Euros

www.scor.com

GANDRILLE Fabien

De: John F Walker [JWalker@CBReinsurance.com]

Envoyé: mercredi 8 mai 2002 14:00

À: GANDRILLE Fabien

Cc: Christine A Barnes

Objet: Cavell 2002

Fabien

I am in the process of arranging meetings for Christine Barnes at the June Rendez-Vous.

If you have a time slot where you could meet Christine she would appreciate the opportunity to discuss Lord Bissell & Brook

If you would advise then hopefully we can arrange a convenient time.

John Walker

C B Reinsurance Services Ltd
32 Croydon Road
Caterham
Surrey CR3 6QB

01883 340616
****

GANDRILLE Fabien

De: Thomas, Heather [Heather.Thomas@LOVELLS.com]
Envoyé: vendredi 10 mai 2002 14:10
À: GANDRILLE Fabien
Objet: Cavell Commutations Rendez-Vous - Dinner 12 June 2002

Dear M. Gandrille,

You may have noticed that Lovells is sponsoring the cocktail party on Wednesday, 12 June at Cavell. We are holding a dinner after the party at By Appointment Restaurant across the road from the cocktail party venue. We would be very pleased if you could join us. Do let me know if you are free.

With kind regards,

Heather Thomas.
